Filed by Inflection Point Acquisition Corp. VII

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Inflection Point Acquisition Corp. VII

Subject Company: Elroy Air, Inc.

Commission File No.: 001-43112

The following materials were made available in connection with the proposed business combination (the “Business Combination”) between Inflection Point Acquisition Corp. VII (“Inflection Point”) and Elroy Air, Inc. (“Elroy Air”).

Set forth below is a transcript from a podcast published by SPAC Insider on October 21, 2026:

[00:00] Nick Clayton:

Hello, and welcome to another SPACInsider podcast, where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. Drones are suddenly everywhere, but very few can handle jobs that require heavy lift along with vertical takeoff. Elroy Air not only aims to change that, but its drones are taking on those challenges now. I am Nick Clayton, and this week I speak with Andrew Clare, CEO of Elroy Air, which announced a $961 million dollar business combination with Inflection Point Acquisition Corp. VII in June. Andrew explains how the company has developed a modular heavy drone for both defense and commercial missions that is already taking on hard jobs in both sectors, and how the company aims to put proceeds from this transaction to use in the next critical stages of Elroy Air’s strategy. Take a listen.

So, Andrew, it’s been extremely busy over at Elroy ever since you took over as CEO. What do you see as being the most significant step that the company has taken over at that time?

[01:05] Andrew Clare

We’ve made a lot of progress in just the past couple years. Some things that I’m really excited about include everything that we’ve done to really de-risk the technology around this incredible platform that we’re building here at Elroy Air, the Chaparral, our autonomous heavy-payload cargo drone that can carry 500 plus pounds of cargo, can fly 450 miles. And what we’ve been able to do over the past two years is both establish the technical foundation so that now we are ready to enter scaled production.

We’ve established the right partnerships to be able to scale production in a really efficient way.

And we’ve been able to really make a lot of progress with all of our partners on both the defense and the commercial side as we prepare to scale production of Chaparral to get it in the hands of both our men and women in uniform, as well as all of our commercial logistics providers.

[01:55] Nick Clayton

Yeah. And speaking of Chaparral, I mean, just those specifications that you rattle off there. I mean, I am not sure everybody who’s not following the autonomous flight and drone space this closely understands that just how unique those capabilities are. Could you put that into context in terms of what the market is and how large that mission it can do?

[02:15] Andrew Clare

When people think about drones, they tend to think about small drones. Something that can carry a single package to your backyard or something that just carries a camera around. We’re building something that’s much more capable than that. Chaparral can carry, as I said, 500 pounds of goods. To put that in context, we’re talking about a lot of different packages in one pod that sits underneath the aircraft. Or, in the case of our defense partners, getting food, water, medicine, ammunition where it needs to go in the field without putting a single soldier at risk while carrying that out to folks in need. On the commercial side of our business, it might be bringing repair parts out to an oil rig in the Gulf, or it might be bringing 300 pounds of FedEx boxes where it needs to go point to point without needing a runway. And we really architected the system from the beginning to be ideal for the logistics use case. You don’t have to use a charger at all, it runs off standard fuels through our patented hybrid-electric system. It’s autonomous, there’s no pilot on board, flies itself. And, in every way, it’s optimized for this heavy-payload cargo mission.

[03:29] Nick Clayton

And like you were just saying there, I do think the perception is – people think of drones, they think of the same kind of quadcopters that have been used commercially for just hobbyists and we’ve seen on now battlefields. But the heavy cargo space is something where we haven’t seen as many autonomous applications. And I guess what is the competitive field like and why has this been such difficult problem to solve?

[03:52] Andrew Clare

There’s a lot of other folks out there that have built small drones, and there are a lot of other folks out there that are building huge passenger-carrying air taxis. There are not a lot of folks going after this space, and we have a real lead in it given the 10 years that we have been investing in both our core autonomy technology as well as our core hybrid-electric technology. One interesting fact, Elroy Air was the very first company to ever fly a turbo shaft hybrid-electric aircraft all the way back in 2023.

It was a real aviation first. We saw that for our customers to have useful payload and range and to not have to install chargers, charging infrastructure, whether out in the battlefield or in austere locations, hybrid-electric was going to be the answer. And so, we’ve made a bet on that early on and that’s really paid off and one of the reasons that we have such a fundamental lead in this industry.

[04:44] Nick Clayton

Well, and it’s interesting just given that there’s so much changing when it comes to drones, autonomy, and particularly defense applications, just with the ongoing conflicts in Iran and Ukraine providing kind of constant evidence about how much this can kind of change things, and also how quickly the applications themselves have been changing. What have you taken from in terms of lessons from those conflicts that we see playing out today?

[05:11] Andrew Clare

We’ve been partnered with the US Army, the US Marine Corps, the US Air Force, even the Japanese Army now for 6+ years in a variety of different contracts engagements. So, they’ve seen this problem coming for quite some time. But you’re right, they’ve been looking at what’s been happening in Ukraine, they’ve been watching very closely what’s happening in the Gulf right now in the Iran war conflict. And it’s made really clear that autonomous systems, especially autonomous drones, are the future of the battlefield. And you know, for me, what really gets me out of bed every morning is saying, why are we putting our brave men and women in uniform in Humvees, in helicopters to move food, water, medicine, ammunition where it needs to go? That’s putting them at risk. That’s putting exquisite platforms at risk. Why would you do that when instead you could have something like the Chaparral do that for you, and not put a single human life at risk and do it in a much more efficient way?

[06:11] Nick Clayton

And you touched on it earlier in terms of how the payloads work, and when it comes to Chaparral, how modular is your system? How differently can you compose that in terms of bringing different sorts of things?

[06:23] Andrew Clare

One of my favorite design aspects of the Chaparral is our multi-mission pod. We have architected this system so that in the morning, you can load a cargo pod up and bring goods where it needs to go. In the afternoon, you can switch that pod out quite quickly and instead have an intelligence, surveillance and reconnaissance pod that you’re using for monitoring or search and rescue missions. In the evening, you can switch back to a refrigerated pod that takes advantage of the 50 kilowatts of spare power that our hybrid-electric system produces on board. You can have a heated pod. You can have a pod that launches other small drones. The number of use cases and capabilities that you can do with the multi-mission pod are nearly endless, but all unlocked by the fundamental aircraft platform that we’ve built that has both this payload and range and the spare power capacity that we’ve built.

[07:13] Nick Clayton

Yeah. And obviously you can do so many things with this one kind of airframe. And I find it interesting that Elroy has been so focused on this specific model itself. But what do you see as being the next range of innovation for yourself? I mean, is there a point at which when it comes to this sort of drone design that the payload size tops out where you just can’t flexibly do the vertical takeoff? Could you go larger? Are you looking at smaller? What are some of the things that interest you in terms of the next iterations?

[07:44] Andrew Clare

We have a really exciting roadmap ahead. Clearly, we’re super focused right now on getting this version of Chaparral into production. We announced a major production partnership with Kratos, who’s been our assigned manufacturing partner since last year. We’ve been working shoulder to shoulder with them for nearly a year now to get this into volume production. So, that’s our core focus and I’m really trying to keep the team laser focused on that. But when I look out into the future about our roadmap, I see a really exciting variety of product lines that you’re going to see here from Elroy Air. Whether it’s more capable, heavier payload or even longer-range drones that we put out there. Whether it’s other products that work integrated into the logistics ecosystem, or whether it’s even just taking advantage of the core IP that we’ve been developing and hardening for 10 years around our hybrid-electric system and our autonomy software and applying that on a more platform basis. There’s a lot of exciting things that we have in the future here for Elroy Air.

[08:42] Nick Clayton

Yeah. And you have a really interesting partnership with Bristow. Could you explain a bit why your solution is sort of a unique fit when it comes to offshore energy in general?

[08:51] Andrew Clare

The Bristow Group has been an amazing partner. And for those of you who don’t know about the Bristow Group, they’re the world’s largest operator of private helicopters. And so, they have a lot of experience in logistics space and especially for VTOL, or vertical takeoff and landing type aircraft. They’ve been our partner for a number of years now. They did a survey of the entire landscape of what was available out there, and they came to the conclusion that Chaparral was a perfect fit for both their use cases, what they do with their customers, and the kinds of both payload and range they need, but also the overarching maturity of both the team and the platform that we have here. We just announced with them just a week ago that they tripled their deposit backorders with us, which we’re super excited about. And all of that followed on from a major set of flights that we did down in Louisiana earlier last month. These were authorized under the FAA and Department of Transportation’s eVTOL Integration Pilot Program, or eIPP for short. Elroy Air was incredibly proud to be one of only 8 OEMs selected to be part of this program and the only one that’s building an autonomous heavy-payload cargo drone.

And even the FAA put out their own press release saying this was sort of a historic moment – the very first flights under the eIPP that were autonomous and uncrewed, nobody on board. So, we’ve made, as you said, we’ve been very busy over here at Elroy Air. We’ve made incredible progress, and now to see the Bristow Group triple their deposit backorders with us just continues to shows that momentum.

[10:24] Nick Clayton

And getting into sort of the nitty-gritty of how your company works, I find it interesting that it’s not just as easy as you’re just selling these aircraft. You have a number of ways that the company can pull in revenue from the ongoing operations. Could you get into a bit of how that all works?

[10:39] Andrew Clare

I’ve been working in the autonomy space for a long time now, and autonomous vehicles are fundamentally different than just a hardware product that you buy. You see this with Tesla, where I also used to work. You might buy your Tesla, but then on a very frequent basis you’re getting these software upgrades over the air that unlock new capabilities in your car continuously. And that’s the exact same model that we’re taking here at Elroy Air. You may buy one of our drones and on day one, it can do a certain amount of features, but continuously over the next 10+ years we are going to be pushing out software upgrades over the air that unlock newer and better and more efficient capabilities for both our defense and our commercial partners. And so, the value prop here to our customers is that they buy a platform and it gets better and better every single day. And then in terms of our business model, we’re an OEM. We are going to sell this platform, not be a fleet operator ourselves. But we’re also going to see recurring revenue streams from our software, from the software license that we sell for those over the air updates and also from maintenance royalties, in addition to all of the multi-mission pods that we spoke about earlier on. So, it’s a really compelling business model for us, but it’s also an incredible value prop for our customers, who today have already validated that our platform is 10x lower in both acquisition price and an ongoing operational costs than the platforms that they already operate today.

[12:11] Nick Clayton

And speaking of some of that defense work, I saw that you recently just signed a new Army contract for some work there. What is that going to entail?

[12:18] Andrew Clare

Yeah. We signed a $46 million dollar contract with the US Army. Again, with a track record of working with the Department of War now for 6+years and working with the US Army on two previous very successful contracts that we did with them. And it goes back to what you said earlier, Nick, there is just such an urgent need right now for contested logistics solutions. It’s something that the entire administration, the entire Department of War has made as a core technology area, a core critical area of investment, in order to keep our brave men and women in uniform out of harm’s way. So, this contract is a multi-year contract and enables us to really implement some capabilities that the US Army is very excited about – to really bring things like GPS-denied operations, multi-mission payload sets like we were talking about earlier on with the payload pod, more and increased and enhanced ways to do unattended delivery to the airdrop system that we’ve already developed under a paid contract with the US Army. And so, a lot of things that are just going to make this hum as we put it in the hands of the warfighter.

[13:26] Nick Clayton

And we’ve touched upon a few different ways in which the needs in the Gulf region in particular are particularly acute. How have you been able to get more involved in some of the activities that are going on there as things shift?

[13:38] Andrew Clare

As we work with the US Army under this new $46 million contract, there are so many opportunities for us to get this in the hands of warfighters, who today are feeling the pain points of contested logistics. I’ll give you one example. I recently sat down with the highest-ranking officer in the US Navy, and he said, “I have a real problem. The problem I have today is that I have to take my combat-trained v22 pilots or my combat trained helicopter pilots, and I have to have them flying ship to ship or ship to shore, moving goods around,” – again, food, water, medicine and ammunition – “just to keep logistics of operating my ships up in the fleet, putting them at risk and putting massively expensive hours on these exquisite platforms. And I don’t want to do that with these combat trained pilots and platforms.” And so, it just goes to show that logistics really is the backbone of every facet of our operations in the military, and that’s how we plan to contribute to the fight.

[14:39] Nick Clayton

And I saw you also announced a joint venture in the Middle East region as well recently.

[14:42] Andrew Clare

We’re super excited about this. So, we announced this back in early 2026 with our partner the Barq Group. It’s a $200 million joint venture. The Barq Group is already one of the earliest operators of drones in the UAE, the perfect partner for us to go to the Middle East with. And so, this joint venture has two phases. In phase one, the Barq Group is going to purchase US-made Chaparral drones to bring to UAE and the MENA region to use for commercial and humanitarian logistics missions. And then in phase two of this joint venture, the Barq group is going to spend their own capital to build a local Abu Dhabi-based factory which is going to crank out at scale Chaparral drones, again to serve the Middle Eastern region.

So, this is going to end up being our second factory abroad to serve our international customers. Again, what’s really exciting about this for me is when you think about global logistics, think about how much flows through that region over there and what an unlock it can be for them to get both the speed and the efficiency gains of Chaparral.

[15:46] Nick Clayton

Great. And so, what convinced you that Elroy Air was at that sort of turning point where now was the right time to go public? And why ultimately did you decide for the SPAC route?

[15:57] Andrew Clare

We have a validated platform and a proven track record: 2+years of full-scale flight, autonomous point A to point B deliveries, validation by the US Army, the US Marine Corps, Japan’s Ground self-defense force and those flights that I mentioned earlier on under the US Department of Transportation, FAA’s eIPP. We’re seeing incredible tailwinds right now with the American Drone Dominance Executive Order that this administration is focused on U.S. companies bringing drone technology to both commercial and defense applications. And we’re entering production. Again, you heard me say earlier on that we’ve been working with Kratos, our exclusive US manufacturing partner, to ramp production starting in their Sacramento, California facility here in late 2026. So, the public markets gave us the opportunity to raise capital at a scale that really allows us to go out and capture this market and scale production very rapidly to really be the first mover in defense and commercial. So, when we were looking at opportunities to go public, you know, we were looking at different ways to do it, and we just chose to team up with Inflection Point. SPAC offers a really efficient way of entering the public markets. As I said, we were raising production capital, and it really allows us to accelerate our plans around production with the quantum of capital that we’ve raised. And we feel Inflection Point is an incredible partner to go with. They have such a strong track record of helping companies that define national security and critical infrastructure enter the public market successfully: Great companies like Intuitive Machines and USA Rare Earth. And so, we’re really proud to be teamed up with an Inflection Point.

[17:36] Nick Clayton

Yeah. And that’s exactly where I wanted to go next. I imagine just given how hot your space is, you probably had approaches from a number of different SPACs. And getting the call from Inflection Point, they’ve been very active and had some really interesting deals recently. What do you see about their team? I mean, other than just the track record that might be helpful for you even beyond the listing?

[17:58] Andrew Clare

When you look at what Inflection Point has done over a multi-year history of successful transactions like ours, they bring real expertise, they put real skin in the game, their own capital that they invest into the company and that they have invested in Elroy Air, real connectivity into the national security and defense infrastructure and just great expertise. They’re the exact kind of folks you want around you as you are entering the public markets for the first time to help you do it successfully.

[18:27] Nick Clayton

And looking at how you’re going to be using those capital proceeds, what are Elroy Air’s capital needs like? Do you look at it largely as feeding into your own production capacity? Are you looking at M&A? What are some of the things that you’re excited to put that cash to use at?

[18:44] Andrew Clare

Well, again, the focus right now for the company is production scaling. And so, we’re very focused on applying the capital we’ve got in here to allow us to both get our production partner Kratos up and running, get our supply chain locked and loaded so that we can rapidly scale production to get this in the hands at scale for both our defense and commercial customers. And we’re really excited and focused on that today.

[19:06] Nick Clayton

We’ve talked a lot about the hardware side of this all, but AI is obviously the topic on everybody’s minds. I’m interested in how your autonomy suite – how you look at that long term. How much farther do you think you could push that? Are there other capabilities you think you could get out of what you’re already able to do in the air once these drones are flying on their own?

[19:26] Andrew Clare

We’re a San Francisco Bay Area-based company that I like to say is very AI native. And we’ve been working on our autonomy software for nearly ten years here, and it’s quite hardened and it’s quite proven in its capabilities. We’ve put it through thousands of hours of simulated missions for every single release that we’ve put out before we ever put it onto our fleet. So, when I look at what’s going on in AI today, there is so many ways that it’s accelerating our progress on autonomy, whether that’s through hardening our testing regime, whether that’s through directly accelerating our software development cycles or whether it’s through advanced AI capabilities that we can bring to bear , even on our flying platform, to address multi-vehicle swarming and other things that we can do with our DoW partners.

So, I’m really excited about what AI is bringing to the table here to enhance our autonomy software.

[20:17] Nick Clayton

With all of the different things that you have going on from the commercial and the defense side, and seeing kind of around some of these corners in terms of where the AI and the hardware are going, what is the thing that excites you the most when you get up in the morning about where this is all headed and what you’re going to be able to do with this as a public company?

[20:36] Andrew Clare

What really gets me out of bed every morning is just thinking about the customers that we’re going to serve. Again, I’ll come back to our brave men and women in uniform. It’s a personal passion of mine to say let’s keep them out of harm’s way while still getting the mission done. Because the backbone of every military operation is logistics. And if you can do that in an autonomous manner, you’re saving lives and you’re also enabling the core missions of our warfighters. At the same time, when you look at the commercial logistics market, what happens today is this massive chain of handoffs and skips and jumps and inefficiencies and time in commercial logistics. While you and I are sitting here saying, “I don’t want two-day delivery, I don’t want one-day delivery, I don’t even want one-hour delivery, I want 30-minute delivery,” and the only way that you can unlock that in a cost-efficient way is to bring autonomy into the core of logistics, even on the commercial side. So, you look globally, and you think about all of the logistics that move goods around that just makes the world run today. There’s a massive, massive opportunity for us to go after here, to really take Chaparral and unlock the efficiency gains in logistics.

[END OF TRANSCRIPT]

Set forth below is a social media post published by Elroy Air on X, on October 22, 2026:

Set forth below is a social media post published by Elroy Air on LinkedIn, on October 22, 2026:

Set forth below is a social media post published by Andrew Clare, Chief Executive Officer of Elroy Air, on X, on October 22, 2026:

Set forth below is a social media post published by Andrew Clare, Chief Executive Officer of Elroy Air, on LinkedIn, on October 22, 2026:

Additional Information

The Business Combination will be submitted to shareholders of Inflection Point for their consideration. In connection with the Business Combination, Inflection Point has filed a registration statement on Form S-4 with the SEC (as amended and supplemented from time to time, the “Registration Statement”), which includes a preliminary proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Inflection Point in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Inflection Point and equityholders of Elroy Air in connection with the completion of the Business Combination. After the Registration Statement is declared effective, Inflection Point will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Inflection Point will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN, AND, WHEN AVAILABLE, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders may obtain copies of these documents and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/prospectus (when available) will be mailed to shareholders of Inflection Point as of a record date to be established for voting on the Business Combination. Shareholders of Inflection Point may also obtain copies of the proxy statement/prospectus without charge by directing a request to: Inflection Point Acquisition Corp. VII, 3 Columbus Circle, 24th Floor, New York, NY 10019.

Participants in the Solicitation

Inflection Point and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Inflection Point’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Inflection Point is contained in the sections entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 10. Directors, Executive Officers and Corporate Governance” of Inflection Point’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026, as supplemented by Inflection Point’s Current Report on Form 8-K filed with the SEC on July 2, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is contained in the Registration Statement.

Elroy Air, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Inflection Point’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Registration Statement.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (“Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company (referred to herein as “New Elroy Air”) following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, Elroy Air’s demand backlog and potential revenue opportunities, future opportunities for New Elroy Air and other statements that are not historical facts.

These statements are based on the current expectations of Inflection Point’s and/or Elroy Air’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. There can be no assurance that New Elroy Air will use the proceeds of the Business Combination and the associated PIPE investment as currently planned, and management will have broad discretion over the use of such proceeds. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and Elroy Air. These statements are subject to a number of risks and uncertainties regarding Elroy Air’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by Inflection Point’s shareholders in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Elroy Air or Inflection Point for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of Elroy Air’s business and the timing of expected business milestones; the fact that Elroy Air’s demand pipeline currently consists of non-binding letters of intent, memorandums of understanding and uncommitted early delivery reservations, and the risk that such letters of intent, memorandums of understanding and early delivery reservations may not convert to binding purchase agreements or result in sales, and there can be no assurance that any or all of them will result in future revenue, and accordingly investors should not place undue reliance on such demand pipeline figures as an indicator of future revenue or business performance; the risk that contract options under the U.S. Army contract may not be exercised or that future Congressional appropriations may not be available; the risk that the U.S. Army contract is subject to government termination for convenience and that future funding is contingent on option exercise and annual budget approvals; risks related to obtaining and maintaining necessary regulatory approvals and certifications for the Federal Aviation Administration, Department of Defense, and other governmental authorities for drone operations; risks related to Elroy Air’s ability to scale commercial production of the Chaparral, including reliance on a third-party manufacturing partner, the sufficiency of PIPE proceeds to fund production, and the risk that stated performance specifications may not be achieved without additional development or certification; the effects of competition on Elroy Air’s business; the ability of New Elroy Air to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Elroy Air to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Elroy Air and Inflection Point presently do not know or that Elroy Air and Inflection Point currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Elroy Air’s and Inflection Point’s expectations, plans or forecasts of future events and views as of the date of this communication. Elroy Air and Inflection Point anticipate that subsequent events and developments will cause their assessments to change. However, while Elroy Air and/or Inflection Point may elect to update these forward-looking statements in the future, Elroy Air and Inflection Point specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Elroy Air’s or Inflection Point’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.